As Filed with the Securities and Exchange Commission on December 3, 2004.
                                                     Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                    CHINACAST COMMUNICATION HOLDINGS LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                     BERMUDA
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784

    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784

    (Address, including zip code, and telephone number, including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466

                           |X| immediately upon filing
                             |_| on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================

                 Title of each class of                      Amount           Proposed maximum       Proposed maximum    Amount of
              Securities to be registered               to be registered     Aggregate price per        aggregate       registration
                                                                                   unit (1)         offering price (1)      fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American           10,000,000               $.05                 $500,000          $63.35
Depositary Receipts, each American Depositary Share         American
evidencing thirty (30) ordinary shares of ChinaCast        Depositary
Communication Holdings Limited                               Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------
(1)   Name and address of Depositary                     Introductory Paragraph

(2)   Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
      identity of deposited securities

      Terms of Deposit:

      (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
               represented by one unit of American       corner
               Depositary Shares

      (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
               deposited securities

      (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
               dividends

      (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
               and proxy soliciting material

      (v)      The sale or exercise of rights            Paragraph (13)

      (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
               resulting from dividends, splits or
               plans of reorganization

      (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
               the Deposit Agreement

      (viii)   Rights of holders of receipts to          Paragraph (11)
               inspect the transfer books of the
               Depositary and the list of holders
               of receipts

      (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
               or withdraw the underlying securities

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------
      (x)      Limitation upon the liability of the      Paragraphs (13) and (18)
               Depositary

(3)   Fees and Charges                                   Paragraph (7)

Item 2. Available Information

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------

2(a)  Statement that ChinaCast Communication Holdings    Paragraph (11)
      Limited furnishes the Commission with certain
      public reports and documents required by foreign
      law or otherwise under Rule 12g3-2(b) under the
      Securities Exchange Act of 1934 and that such
      reports and documents can be inspected by
      holders of American Depositary Receipts and
      copied at public reference facilities maintained
      by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among ChinaCast Communication Holdings Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of __________________________, 2004, among ChinaCast Communication Holdings Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 3, 2004.

                                                  By: THE BANK OF NEW YORK,
                                                        as Depositary

                                                  By: /s/ Andrew J. Zelter
                                                      ------------------------
                                                      Name: Andrew J. Zelter
                                                      Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, ChinaCast Communication Holdings Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Hong Kong on December 3, 2004.

                                        CHINACAST COMMUNICATION HOLDINGS LIMITED

                                        By: /s/ Chan Tze Ngon, Ron
                                            --------------------------
                                            Name: Chan Tze Ngon, Ron
                                            Title:  Executive Director

      Each of the undersigned hereby constitutes and appoints Chan Tze Ngon, Ron and Chow Siu Lam, Cliff his true and lawful attorneys-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on December 3, 2004

Name                                                 Title

/s/ Chan Tze Ngon, Ron                      (Principal Executive Officer,
----------------------                        Executive Director)
Chan Tze Ngon, Ron

/s/ Yin Jianping                            (Executive Director)
----------------------
Yin Jianping

/s/ Li Wei                                  (Executive Director)
----------------------
Li Wei

/s/ Daniel Tseung                           Non-Executive Director
----------------------
Daniel Tseung

______________________                      Independent Director
Foo Meng Tong

______________________                      Director
Chow Kok Kee

/s/ Chow Siu Lam, Cliff                     Principal Financial Officer
----------------------
Chow Siu Lam, Cliff

/s/ Ma Jim Lok, Jim                         Principal Accounting Officer
----------------------
Ma Jim Lok, Jim

/s/ Donald J. Puglisi                       Authorized Representative in the
----------------------                        United States
Donald J. Puglisi
Managing Director
Puglisi & Associates

                                INDEX TO EXHIBITS

Exhibit
 Number
-------

(1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)   Certification under Rule 466.